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                          November 16, 2023

       William Newell
       Chief Executive Officer
       Sutro Biopharma, Inc.
       111 Oyster Point Blvd.
       South San Francisco, CA 94080

                                                        Re: Sutro Biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275525

       Dear William Newell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Mitteness, Esq.